December 8, 2010

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated November 23, 2010
Tele Norte Leste Participações S.A.
Form 20-F for Fiscal Year Ended December 31, 2009
Filed July 1, 2010
File No. 1-14487

Dear Mr. Spirgel:

This letter is to advise you that we are continuing to work on the responses to your letter dated November 23, 2010 requesting additional information pertaining to the above-referenced filing. We expect to provide responses to your letter on or prior to December 15, 2010.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Alex Waldemar Zornig
Alex Waldemar Zornig
Chief Financial Officer
Investor Relations Officer
Tele Norte Leste Participações S.A.

cc:	Melissa Hauber, Senior Staff Accountant
Robert S. Littlepage, Jr., Accounting Branch Chief
Securities and Exchange Commission